TEVA COMPLETES ACQUISITION OF ACTAVIS GENERICS

Acquisition Reinforces Teva’s Strategy and Opens New Possibilities for the Company in Generics
and Specialty; Serving 250 Million People, Every Day

Jerusalem, August 2, 2016 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) and Allergan plc (NYSE: AGN) today announced that Teva has completed its acquisition of Allergan’s generics business (“Actavis Generics”).

This strategic acquisition brings together two leading generics businesses with complementary strengths, R&D capabilities, product pipelines and portfolios, geographical footprints, operational networks and cultures. The result is a stronger, more competitive Teva, well positioned to thrive in an evolving global marketplace, to realize the opportunities the very attractive global and U.S generics markets offer, and to deliver the highest-quality generic medicines at the most competitive prices, unlocking value to patients, healthcare systems and investors around the world.

“The acquisition of Actavis Generics comes at a time when Teva is stronger than ever—in both our generics and specialty businesses,” said Erez Vigodman, President and CEO, Teva. “Through our acquisition of Actavis Generics, we are creating a new Teva with a strong foundation, significantly enhanced financial profile and more diversified revenue sources and profit streams backed by strong product development engines in both generics and specialty. This is a platform that is expected to generate multi-year top-line and bottom-line growth as well as significant cash flow.”.”

Mr. Vigodman continued, “We are confident that we can realize the projected synergies and accretion inherent in this acquisition for our stockholders and quickly integrate Actavis Generics into Teva. Furthermore, as a result of our strengthened financial profile following this transaction, we will be even better positioned to reap the benefits of Teva’s R&D capabilities to support top-line growth and expand our portfolio across the business. The strong, combined company cash flow will allow for rapid deleveraging and give us the ability to continue capital allocation, with a focus on bolstering our specialty pipeline and product portfolio as well as strengthening shareholder returns.”

With the acquisition, Teva now has approximately 338 product registrations pending FDA approval and holds the leading position in first-to-file opportunities with approximately115 pending ANDAs in the U.S. In Europe, after divestitures; Teva will have a pipeline capable of over 5000 launches across the region. In Teva growth markets including, Asia, Africa, Latin America, Middle East, Russia and CIS, there are now approximately 600 pending product approvals. Overall, Teva is planning for 1,500 generic launches globally in 2017.

Teva’s products generated approximately $215 billion in savings in the last decade to the U.S. healthcare system; this number will continue to increase and even accelerate as a result of the acquisition.

“Teva now has some of the best assets, people and capabilities in the industry. We have a clear responsibility to turn those strengths into meaningful results for patients, customers and the communities we serve, as well as for our shareholders,” said Siggi Olafsson, President and CEO, Global Generic Medicines, Teva “We are pleased to welcome our talented new colleagues from Actavis Generics, including many first-class scientists and business leaders.”

Increased Global Commercial Reach

Teva’s acquisition of Actavis Generics improves international commercial opportunities and significantly enhances the global scale of its sales and R&D platforms. Offering access to the world’s largest drug cabinet—with more than 1,800 medicines and 16,000 products—Teva now has a commercial presence across 80 markets, including a top-three leadership position in over 40 markets and global leadership in all key global markets.

Financial Highlights

Teva expects to achieve cost synergies and tax savings of approximately $1.4 billion annually by the end of 2019, by eliminating duplication and inefficiencies on a global scale and capturing economies of scale..

Allergan plc received $33.43 billion in cash and approximately 100 million Teva shares.

Strong Combined Global Leadership Team and Employees with Deep Experience across the Business

The two companies share a close cultural and strategic fit, and Teva is focused on leveraging both organizations’ competencies and talent. The combined company’s expanded senior management team is comprised of leaders from both Teva and Actavis.  It is structured to leverage the strong talent from both organizations to ensure that the new company capitalizes on its expanded global commercial footprint and Teva’s continued strength as a world leader in generics. With this structure in place beginning on Day One, the company is immediately positioned to maximize growth across all of its global businesses.

Operational Integration and Readiness

Since the acquisition agreement was announced in July 2015, integration teams at Teva and Actavis Generics have worked diligently to plan for integration of the two companies in order to ensure that the combined company is fully operational immediately upon the closing of the transaction. As a result of these actions, Teva will begin to capitalize on the benefits offered by the acquisition of Actavis Generics starting immediately.

“Our ability to close a transaction of this size successfully and be operational on ‘Day One’ is a true testament to the dedication of the integration planning teams at both companies,” said Richard Daniell, Teva Chief Integration Officer. “Because business continuity was a primary objective throughout the integration process, our leaders and colleagues are in a position to quickly build on Teva’s solid financial foundation, operational discipline and diverse product base to continue to improve our performance.”

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (which faces competition from orally-administered alternatives and a generic version); our ability to consummate the acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”) and to realize the anticipated benefits of such acquisition (and the timing of realizing such benefits); the fact that following the consummation of the Actavis Generics acquisition, we will be dependent to a much larger extent than previously on our generic pharmaceutical business; potential restrictions on our ability to engage in additional transactions or incur additional indebtedness as a result of the substantial amount of debt we will incur to finance the Actavis Generics acquisition; the fact that for a period of time following the consummation of the Actavis Generics acquisition, we will have significantly less cash on hand than previously, which could adversely affect our ability to grow; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from investments in our pipeline of specialty and other products; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information, whether as a result of new information, future events or otherwise.

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